UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On October 27, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing that, subject to TSX Venture Exchange approval, it has negotiated a non-brokered private placement to raise CDN$3 million by the issuance of common shares (without share purchase warrants) at a price of CDN$0.70 per share.

The financing will be undertaken with several purchasers including institutional investors. Finder’s fees will be payable in connection with a portion of the financing. The shares to be issued in this private placement have not been and will not be registered under the Securities Act of 1933 or any state or federal securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

A copy of the news release is attached as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	October 27, 2009 News Release – “CIBT Education Group Negotiates Non-Brokered Private Placement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: October 29, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer